UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Legend International Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

52467C100

(CUSIP Number)

December 31, 2007

(Date of Event which Requires Filing

of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages

Page 1 of 12 Pages

Exhibit Index: Page 9

SCHEDULE 13G/A

CUSIP NO. 52467C100 PAGE 2 OF 12 PAGES
1. Names of Reporting Persons Atticus Capital LP
2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     ☐ (b)     ☐

3. SEC Use Only
4. Citizenship or Place of Organization Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 18,750,000
6. Shared Voting Power 0
7. Sole Dispositive Power 18,750,000
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 18,750,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 10.61%
12. Type of Reporting Person (See Instructions) PN

SCHEDULE 13G/A

CUSIP NO. 52467C100 PAGE 3 OF 12 PAGES
1. Names of Reporting Persons Atticus Management Limited
2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     ☐ (b)     ☐

3. SEC Use Only
4. Citizenship or Place of Organization: Guernsey

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 18,750,000
6. Shared Voting Power 0
7. Sole Dispositive Power 18,750,000
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 18,750,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 10.61%
12. Type of Reporting Person (See Instructions) CO

SCHEDULE 13G/A

CUSIP NO. 52467C100 PAGE 4 OF 12 PAGES
1. Names of Reporting Persons Timothy R. Barakett
2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     ☐ (b)     ☐

3. SEC Use Only
4. Citizenship or Place of Organization: Canada

Number of Shares Beneficially by Owned by Each Reporting Person With:	5. Sole Voting Power 18,750,000
6. Shared Voting Power 0
7. Sole Dispositive Power 18,750,000
8. Shared Dispositive Power 0
9. Aggregate Amount Beneficially Owned by Each Reporting Person 18,750,000
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9): 10.61%
12. Type of Reporting Person (See Instructions) HC

SCHEDULE 13G/A

CUSIP NO. 52467C100 PAGE 5 OF 12 PAGES

This is Amendment No. 1 to the Schedule 13G initially filed on December 18, 2007 by (i) Atticus Holdings LP (“Atticus Holdings”), a Delaware limited partnership formerly known as Atticus Capital LP, (ii) Atticus Management LLC, and (iii) Timothy R. Barakett (“Mr. Barakett” and, together with Atticus Holdings and Atticus Management LLC, the “Former Reporting Persons”) with respect to their beneficial ownership of certain shares of Common Stock, par value $0.001 per share (“Shares”) of the Issuer (as defined below). This Amendment No. 1 is being filed by Atticus Capital LP, Atticus Management Limited and Mr. Barakett.

Item 1(a)	Name of Issuer:

Legend International Holdings, Inc. (the "Issuer").

Item 1(b)	Address of the Issuer's Principal Executive Offices:
Level 8, 580 St. Kilda Road, Melbourne, Victoria, 3004 Australia
Item 2(a)	Name of Person Filing:

This statement is being filed by Atticus Capital LP, a newly-formed Delaware limited partnership (“Atticus Capital”), Atticus Management Limited, a Guernsey company (“Atticus Management”) and Mr. Barakett (collectively with Atticus Capital and Atticus Management, the “Reporting Persons”).

Effective January 1, 2008, the Former Reporting Persons completed an internal reorganization of certain affiliated entities (including Atticus Holdings and Atticus Management LLC), as a result of which the Reporting Persons may be deemed to have become beneficial owners of the Shares. Following such reorganization, Mr. Barakett is the Chairman, Chief Executive Officer and Managing Member of Atticus Management LLC, a Delaware limited liability company. Atticus Management LLC is the sole general partner of Atticus Holdings. Atticus Holdings is the Managing Member of Atticus Capital Holdings LLC, a Delaware limited liability company. Atticus Capital Holdings LLC is the General Partner of Atticus LP Incorporated, a Guernsey limited partnership. Atticus LP Incorporated is the general partner of Atticus Capital and controls Atticus Management. Atticus Capital and Atticus Management, together with certain of its affiliated entities (collectively, the “Atticus Entities”), acts as adviser for various investment funds (the “Funds”) and managed accounts (the “Accounts”).

Item 2(b)	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Atticus Capital and Mr. Barakett is 767 Fifth Avenue, 12th Floor, New York, New York 10153. The address of the principal business office of Atticus Management is P.O. Box 100, Sydney Vane House, Admiral Park, St. Peter Port, Guernsey GY1 3EL.

Item 2(c)	Citizenship:
1)	Atticus Capital is a Delaware limited partnership;
2)	Atticus Management is a Guernsey company; and
3)	Mr. Barakett is a citizen of Canada.
Item 2(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the "Shares").

Item 2(e)	CUSIP Number:

52467C100

SCHEDULE 13G/A

CUSIP NO. 52467C100 PAGE 6 OF 12 PAGES
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:
Item 4(a)	Amount Beneficially Owned:

As of the Date of Event, each of the Reporting Persons may be deemed to be the beneficial owner of 18,750,000 Shares.

Item 4(b)	Percent of Class:

As of December 31, 2007, the number of Shares outstanding was approximately 157,968,828.  Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 10.61% of the total number of Shares outstanding.

Item 4(c)	Number of shares as to which such person has:

Atticus Capital

(i)	Sole power to vote or to direct the vote	18,750,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	18,750,000
(iv)	Shared power to dispose or to direct the disposition of	0

Atticus Management

(i)	Sole power to vote or to direct the vote	18,750,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	18,750,000
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Barakett

(i)	Sole power to vote or to direct the vote	18,750,000
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	18,750,000
(iv)	Shared power to dispose or to direct the disposition of	0
Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

SCHEDULE 13G/A

CUSIP NO. 52467C100 PAGE 7 OF 12 PAGES
Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SCHEDULE 13G/A

CUSIP NO. 52467C100 PAGE 8 OF 12 PAGES

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

ATTICUS CAPITAL LP

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett

Chairman and Chief Executive Officer

ATTICUS MANAGEMENT LIMITED

By:	/s/ Dennis Bertron*

Dennis Bertron

Attorney-in-fact

TIMOTHY R. BARAKETT

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett

_______________

* by Dennis Bertron, attorney-in-fact

SCHEDULE 13G/A

CUSIP NO. 52467C100 PAGE 9 OF 12 PAGES

EXHIBIT INDEX

Page No.
A.	Joint Filing Agreement, dated as of February 14, 2008, by and among the Reporting
Persons	10
B.	Power of Attorney, dated January 10, 2008	11
C.	Power of Attorney, dated December 28, 2007	12

SCHEDULE 13G/A

CUSIP NO. 52467C100 PAGE 10 OF 12 PAGES

EXHIBIT A

JOINT FILING AGREEMENT

             The undersigned hereby agree that the statement on Schedule 13G with respect to the common stock, par value $0.001 per share, of Legend International Holdings, Inc., dated as of February 14, 2008, is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Date: February 14, 2008

ATTICUS CAPITAL LP

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett

Chairman and Chief Executive Officer

ATTICUS MANAGEMENT LIMITED

By:	/s/ Dennis Bertron*

Dennis Bertron

Attorney-in-fact

TIMOTHY R. BARAKETT

By:	/s/ Timothy R. Barakett*

Timothy R. Barakett

_______________

* by Dennis Bertron, attorney-in-fact

SCHEDULE 13G/A

CUSIP NO. 52467C100 PAGE 11 OF 12 PAGES

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that I, TIMOTHY R. BARAKETT, hereby make, constitute and appoint each of SCOTT KISLIN, DENNIS BERTRON, KEVIN TAGAMI and CHARLES FORTIN, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as chief executive officer of, managing member of or in other capacities with Atticus Management LLC, Atticus Holdings LP, Atticus Capital Holdings LLC or Atticus Capital LP (collectively, “Atticus”), and each of their affiliates, including Atticus LP Incorporated, Atticus UK LLP and Atticus UK Services Ltd., and entities advised by me or Atticus, all documents, certificates, instruments, statements, filings, and agreements, (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and the information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act. All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of, or otherwise associated with, Atticus or one of its affiliates. Execution of this power of attorney revokes that certain Power of Attorney dated as of June 7, 2007 with respect to substantially the same matters addressed above.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of January 10, 2008.

/s/ Timothy R. Barakett___________________

Timothy R. Barakett

SCHEDULE 13G/A

CUSIP NO. 52467C100 PAGE 12 OF 12 PAGES

EXHIBIT C

POWER OF ATTORNEY

ATTICUS MANAGEMENT LIMITED (the “Company”) with its registered office at Sydney Vane House, Admiral Pak, St Peter Port, Guernsey hereby make, constitute and appoint each of SCOTT KISLIN, DENNIS BERTRON, KEVIN TAGAMI and CHARLES FORTIN (the “Attorneys”), acting individually, as its agent and attorney-in-fact for the purpose of executing on the Company’s behalf and in its name, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the Attorneys in furtherance of the foregoing are hereby ratified and confirmed.

The Company hereby ratifies and confirms and agrees to ratify and confirm all acts an Attorney lawfully does or causes to be done in relation to the exercise of the powers and authorities hereby granted.

This Power of Attorney shall be governed by and construed in accordance with the laws of the Island of Guernsey.

This Power of Attorney shall be valid for a period of one year from the date of issue and shall remain in full force and effect until either revoked in writing by the Company or until such time as the Attorney cease(s) to be an employee of, or otherwise associated with, Atticus Capital LP or one of its affiliates.

IN WITNESS WHEREOF

The Common Seal of

ATTICUS MANAGEMENT LIMITED

was hereunto affixed, duly witnessed by

/s/ R A G Sinclair
R A G Sinclair — Director

/s/ Maeve Guilbert
Artemis Secretaries Limited — Secretary

Issued in Saint Peter Port, Guernsey, on the 28 December 2007